SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                                   OPTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683960108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of  12 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960108               SCHEDULE 13D                Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            817,100
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        817,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      817,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 4 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 5 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C. 22-3430173
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            817,100
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        817,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      817,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 6 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            817,100
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        817,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      817,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 7 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035.

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $1,035,314 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares (of Common Stock) since July 7, 2000. The purchase price for such acquired shares was paid out of Caxton International Limited's's working capital.

      "A net aggregate of $82,243 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton Equity Growth LLC sold shares (of Common Stock) since July 7, 2000.

      "A net aggregate of $183,461 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. sold shares (of Common Stock) since July 7, 2000.

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      "(i) Caxton International Limited beneficially owns 817,100 shares of Common Stock (the "Shares"), approximately 7.0% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares and sale of Shares being reported hereunder.

      "(ii) Caxton Equity Growth LLC beneficially owns 0 shares of Common Stock (the "Shares"), approximately 0% of the total shares of Common Stock issued and outstanding. This percentage reflects the sale of Shares being reported hereunder.

      "(iii)Caxton Equity Growth (BVI) Ltd. beneficially owns 0 shares of Common Stock (the "Shares"), approximately 0% of the total shares of Common Stock issued and outstanding. This percentage reflects the sale of Shares being reported hereunder.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International Limited, Caxton Equity Growth LLC and Caxton Equity Growth (BVI) Ltd. acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between July 7, 2000 and October 20, 2000. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased or sold by Caxton International Limited, Caxton Equity Growth LLC and Caxton Equity Growth (BVI) Ltd. during the past sixty (60) days".

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


      October 24, 2000                  CAXTON INTERNATIONAL LIMITED

                                        By: /s/ Joseph Kelly
                                           -------------------------------------
                                           Name:  Joseph Kelly
                                           Title: Vice President and Treasurer

                                        By: /s/ Maxine Taylor-Swain
                                           -------------------------------------
                                           Name:  Maxine Taylor-Swain
                                           Title: Assistant Secretary


                                        CAXTON EQUITY GROWTH LLC

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                           Name:  Scott B. Bernstein
                                           Title: Secretary, Caxton Associates,
                                                  L.L.C., Manager


                                        CAXTON EQUITY GROWTH (BVI) LTD.

                                        By: /s/ Maxine Taylor-Swain
                                           -------------------------------------
                                           Name:  Maxine Taylor-Swain
                                           Title: Assistant Secretary

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                           Name:  Scott B. Bernstein
                                           Title: Director


                                        CAXTON ASSOCIATES, L.L.C.

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                           Name:  Scott B. Bernstein
                                           Title: Secretary

                                          /s/ Bruce S. Kovner
                                          --------------------------------------
                                          Bruce S. Kovner, by
                                          Scott B. Bernstein, as
                                          Attorney-in-Fact

                                                                      Schedule A

   Caxton International
         Limited
                              No of Shares        Price Per Share
       Trade Date           Purchased (Sold)   (Excluding Commission)

         8/22/00                20,000                3.56250
          9/6/00               (13,638)               3.76060
          9/7/00                 4,000                3.93750
         9/13/00                39,400                4.06250
         9/13/00                (6,032)               3.87500
         9/13/00               (23,763)               4.06250
         9/13/00               (12,063)               4.00000
         9/14/00                10,000                4.45440
         9/15/00                10,000                4.25000
         9/22/00                25,000                4.25000
         10/5/00                 4,300                5.33140
         10/6/00                10,000                5.23130
         10/9/00                10,000                4.93750
        10/10/00                 9,400                5.18750
        10/11/00                25,000                5.12500
        10/11/00                 9,400                5.18750
        10/12/00                 4,700                5.12500
        10/13/00                15,000                5.34580
        10/16/00                15,000                5.55000
        10/17/00                 5,000                5.68750
        10/18/00                 4,100                5.44210
        10/19/00                27,500                6.05110
        10/20/00                25,000                6.25000

                                                                      Schedule A

Caxton Equity Growth LLC
                              No of Shares        Price Per Share
       Trade Date                (Sold)        (Excluding Commission)

          9/6/00                (3,516)               3.76060
          9/7/00                (1,100)               3.93750
         9/13/00                (1,248)               3.87500
         9/13/00                (4,918)               4.06250
         9/13/00                (2,496)               4.00000

                                                                      Schedule A

Caxton Equity Growth (BVI) Ltd.
                              No of Shares        Price Per Share
       Trade Date                (Sold)        (Excluding Commission)

          9/6/00                (7,846)               3.76060
          9/7/00                (2,900)               3.93750
         9/13/00                (2,720)               3.87500
         9/13/00               (10,719)               4.06250
         9/13/00                (5,441)               4.00000

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).

                                                                       Exhibit 1

            JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


      October 24, 2000                  CAXTON INTERNATIONAL LIMITED

                                        By: /s/ Joseph Kelly
                                           -------------------------------------
                                           Name:  Joseph Kelly
                                           Title: Vice President and Treasurer

                                        By: /s/ Maxine Taylor-Swain
                                           -------------------------------------
                                           Name:  Maxine Taylor-Swain
                                           Title: Assistant Secretary


                                        CAXTON EQUITY GROWTH LLC

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                           Name:  Scott B. Bernstein
                                           Title: Secretary, Caxton Associates,
                                                  L.L.C., Manager


                                        CAXTON EQUITY GROWTH (BVI) LTD.

                                        By: /s/ Maxine Taylor-Swain
                                           -------------------------------------
                                           Name:  Maxine Taylor-Swain
                                           Title: Assistant Secretary

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                           Name:  Scott B. Bernstein
                                           Title: Director


                                        CAXTON ASSOCIATES, L.L.C.

                                        By: /s/ Scott B. Bernstein
                                           -------------------------------------
                                          Name:  Scott B. Bernstein
                                          Title:    Secretary

                                           /s/ Bruce Kovner
                                           -------------------------------------
                                           Bruce S. Kovner, by
                                           Scott B. Bernstein, as
                                           Attorney-in-Fact